Exhibit 3.1

ARTICLES OF AMENDMENT
of
ARTICLES OF INCORPORATION
of
BIODRAIN MEDICAL, INC.

The undersigned, the President and Chief Executive Officer of BIODRAIN MEDICAL, INC., a Minnesota corporation (the “Corporation”), does hereby certify that the following resolution was adopted by the shareholders of the Corporation in accordance with the applicable provisions of Minnesota Statutes, Chapter 302A:

Amendment of Articles of Incorporation

RESOLVED, that the Articles of Incorporation of the Corporation are amended by deleting Article V in full and replacing it with the following:

  “ARTICLE V

Authorized Shares:  The total number of par shares which this Corporation shall have authority to issue is 80,000,000 shares with a par value of one cent ($.01) per share; all of such shares shall be common stock.”

IN WITNESS WHEREOF, I have hereunder subscribed my name this 23rd day of June, 2010.

/s/ Kevin R. Davidson
Kevin R. Davidson, President and Chief
Executive Officer